

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Mr. Donald W. Palette, Chief Financial Officer and Vice President
Skyworks Solutions Inc.
20 Sylvan Road
Woburn, Massachusetts 01801

Re: Skyworks Solutions Inc.
Form 10-K for the Fiscal Year Ended October 1, 2010
Filed November 29, 2010
File No. 1-5560

Dear Mr. Palette:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief